

May 6, 2011

E.J. Elliott
Chief Executive Officer
Gencor Industries, Inc.
5201 North Orange Blossom Trail
Orlando, FL 32810

> **Re: Gencor Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 22, 2010**
> **File No. 001-11703**

Dear Mr. Elliott:

We have reviewed your response letter dated April 22, 2011, and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Consolidated Balance Sheets, page 25

1.   Please refer to prior comment 3. Please revise future filings to include disclosure of your accounting policy and procedures for the charge-off of bad debt reserves from the allowance for doubtful accounts.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 29

Fair Value Measurements, page 29

2.	We note that in your response to our prior comment 5 you further clarify that your investments are, "very liquid assets that are traded periodically on active markets". We note the FASB Master Glossary defines an active market as "a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis." Please clearly explain to us the frequency upon which these assets, by type, trade, confirm to us that pricing information is available on an ongoing basis, and based on that information, tell us how you concluded that the frequency of trading meets the presumption that there is sufficient frequency and volume to conclude the market is active and to consider it a level 1 input under FASB ASC 820-10-34-40.

Inventories, page 31

3.	Please refer to prior comment 10 from our letter dated February 28, 2011. Please revise future filings to disclose your accounting policy for the review of inventory for obsolescence. We note your disclosure should be consistent with the information discussed in response to comment 10 from our February 28, 2011 letter.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

4.	It does not appear that you responded to the third bullet point of prior comment 9. Therefore we reissue that comment to tell us how you will provide disclosure to investors about the unreported transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

E.J. Elliott
Gencor Industries, Inc.
May 6, 2011
Page 3

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief